UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026006

February 21, 2006

RECD S.E.C.
FEB 23 2006
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2006

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

Dear Mr. Larkins:

This is in response to your letters dated December 22, 2005 and February 2, 2006 concerning the shareholder proposal submitted to Honeywell by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We have also received letters from the proponents dated January 27, 2006, and February 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Office of the Comptroller of New York City

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by the Office of the Comptroller of New York City, the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Proponent"), for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from our 2006 proxy materials. We are sending a copy of this letter to the Proponent as formal notice of Honeywell's intention to exclude the Proposal from our 2006 proxy materials.

The Proposal states:

"RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006."

The supporting statement includes the following:

> "The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.
>
> We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines (the "Guidelines") to prepare the report . . . . The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations."

Reason for Excluding the Proposal. It is our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

Honeywell has substantially implemented the Proposal, which calls for the Company to issue a sustainability report by September 1, 2006, because the Company has already issued a sustainability report. The sustainability topics covered in that report are those that are included in Honeywell's definition of sustainability, as explained below. Those topics, in turn, address the sustainability categories mentioned in the supporting statement. In addition, Honeywell also makes other sustainability disclosures addressed by the Guidelines.

The requested sustainability report is disclosed on Honeywell's website in a separate section entitled Honeywell Sustainable Opportunity, which is prominently identified on Honeywell's website homepage and is directly accessible from the website homepage. The Honeywell Sustainable Opportunity webpage contains direct links to other pages of the website, which together comprise Honeywell's sustainability report. Additional sustainability disclosures are included in Honeywell's 2004 Annual Report and in its 2005 Proxy Statement, which are also available on our website. Honeywell's website address is www.honeywell.com. The address for the Honeywell Sustainable Opportunity webpage is http://www.honeywell.com/sites/hser/index.html.

Honeywell Definition of Sustainability

Honeywell already has a basic definition of sustainability in our statement of identity, in which we state that "we are building a world that's safer and more secure, more comfortable and energy efficient, and more innovative and productive." This identifying statement appears prominently on the Honeywell Sustainable Opportunity webpage and in Honeywell's 2004 Annual Report. This definition of sustainability relates to environmental and social sustainability, product responsibility, and providing a work place that is safe and diverse, offers significant opportunities and demands ethical conduct of all Honeywell employees. All of these sustainability factors are included in Honeywell's Sustainable Opportunity Policy, which is disclosed through Honeywell's Sustainable Opportunity webpage.

Environmental Sustainability; Product Responsibility

Honeywell's Sustainable Opportunity Policy and related statement of "Our Values Our Commitment" articulate the policies and provide an overview of the activities that demonstrate Honeywell's dedication to protecting the environment and managing our businesses, formulating technology and developing products in ways that are sensitive to the environment. For Honeywell, the two sustainability areas relating to the environment and product responsibility are very closely linked because Honeywell's products and technologies are designed with the goals of conserving energy, reducing waste, promoting efficiency, reducing risk and protecting people and their homes and workplaces. Honeywell provides substantial disclosures about its activities relating to environmental sustainability and product responsibility through the links available on the Honeywell Sustainable Opportunity webpage.

For example, the Products for Sustainable Opportunity webpage explains Honeywell's deep commitment to responsibly developing products and technologies and describes just a very few of the Honeywell products and technologies that promote environmental sustainability and demonstrate Honeywell's commitment, including:

- Refrigerants, aerosols and other products that replace ozone-depleting CFCs and improve energy efficiency;

- Turbochargers that contribute to a reduction in greenhouse gases by delivering greater fuel efficiency in gas and diesel vehicles;

- Thermostats, used in over 100 million homes, that lower energy consumption; and

- Experion PKS™, an award-winning process knowledge solution, which automates, controls, and monitors manufacturing operations using a network of wireless sensors to enhance efficiency while reducing energy use and emissions. Under a $10 million program with the U.S. Department of Energy, Honeywell is developing the industry standard for wireless sensor networks, with a goal of reducing industrial plant energy consumption by 10 to 15 percent.

Those webpages also contain disclosure about Honeywell's participation in voluntary initiatives to promote health, safety and environmental sustainability, including:

- Participation in the Business Roundtable's Climate Resolve Program, which calls for voluntary action by participants to control greenhouse gas emissions and improve the greenhouse gas intensity of the U.S. economy;

- Participation in the Responsible Care® program of the American Chemistry Council, a voluntary program to achieve improvement in environmental, health and safety performance beyond levels required by the U.S. government; and

- Partnering with the American Lung Association to educate homebuilders and heating contractors about indoor air quality issues and how to solve air quality problems. Honeywell offers products such as air cleaners and UV filtrations systems that meet the ALA Health House program criteria.

Finally, our disclosures also identify some of the awards and certifications that Honeywell has received for being a good environmental steward, including:

- The Landfill Methane Outreach Program "Project of the Year" award for 2004 from the U.S. Environmental Protection Agency for an innovative landfill gas recovery initiative, resulting in substantial greenhouse gas reductions;

- Our turbo plant in Mexicali, Mexico, was recognized in September 2005 by the Government of the State of Baja California and the Department of Ecology for its outstanding efforts and results in protecting the environment, including reducing coolant waste by over 280,000 liters since 2004; and

- The Consumer Products Group site in Newquay, United Kingdom, was awarded the 2005 Sword of Honour from the British Safety Council for its outstanding results in health and safety. This was the fifth time the site received this prestigious award.

Honeywell's Code of Conduct, which is directly relevant to Honeywell's sustainability policies and practices and is also available through links from the Honeywell Sustainable Opportunity webpage, discloses information about the Honeywell Health, Safety, Environment & Remediation ("HSE&R") organization, which is responsible for implementing the HSE&R management system comprised of world-class policies, practices and processes designed to protect human health and the environment and ensure compliance with laws and regulations.

Additional relevant disclosure is included in Honeywell's 2004 Annual Report, which, for example, discusses the Honeywell Energy Savings Performance Contracting program, under which schools, hospitals and government facilities fund building improvements with Honeywell-guaranteed savings from their energy budgets. Under this program, as the Report states, Honeywell has delivered $1.9 billion in savings to its customers over the last 20 years.

Social Sustainability; Social Diversity

Honeywell's website contains numerous disclosures about some of our social sustainability activities, including those relating to community – especially education and housing initiatives, charitable contributions, various relief efforts, and encouragement of volunteerism on the part of all Honeywell employees. Most of these disclosures are available on the Hometown Solutions webpages, which are linked directly from the Honeywell Sustainable Opportunity webpage.

Just a few of the activities that are disclosed on these webpages include:

- FMA Live! Where Science Rocks tour, which Honeywell has fully underwritten, is a three-year, live tour with actors, music, videos and demonstrations to teach Newton's three laws of motion and the universal law of gravity. This program, which Honeywell launched with the National Aeronautics and Space Administration, is scheduled to travel to 150 middle schools in 100 communities and expected to reach 125,000 students. FMA Live! earned Honeywell a Gold SABRE award for Community Relations as recognition for the best community outreach program.

- Honeywell's partnership, as a leading national sponsor, with Rebuilding Together®, the largest volunteer housing rehabilitation organization in the United States, has resulted in more than 1,000 Honeywell employee volunteers repairing homes for low-income families in 25 towns. Honeywell discloses its plans to grow this partnership into new geographical areas.

- Honeywell's partnership with the National Center for Missing and Exploited Children and its "Got 2B Safe!" program, which has taught more than three million children at more than 50,000 elementary schools safety rules to avoid abduction and exploitation, earned Honeywell the 2005 Corporate Leadership Award from the U.S. Department of Justice.

- Honeywell's local "Employee Clubs," which are located all over the world in areas where Honeywell has operations, help Honeywell organize service projects that better enable Honeywell's employees worldwide to serve as mentors for young scientists, caregivers at a local shelter or painters at a home rehabilitation project.

- Honeywell's contribution of $500,000 to support Hurricane Katrina relief efforts.

- Honeywell's contribution of $1,000,000, matching employee contributions to educational institutions and first aid squads.

The Valuing Diversity webpages (which are also linked to the Honeywell Sustainable Opportunity webpage) articulate Honeywell's commitment to creating a diverse workplace (as explained more below), having a diversity of suppliers, developing and utilizing minority- and women-owned business enterprises, and giving to and encouraging employee volunteerism at many different types of organizations.

Safe, Diverse, Healthy, Ethical Workplace

Honeywell's website contains comprehensive disclosures concerning Honeywell's commitment to having a positive work environment, with an all-inclusive workplace culture. These disclosures are made in Honeywell's Sustainable Opportunity Policy, its Valuing Diversity webpages, its Environmentally Friendly Products webpages, and other webpages linked directly to the Honeywell Sustainable Opportunity webpages, and include the following disclosures:

- More than 120 of Honeywell's facilities have earned health, safety and environmental certifications from widely-recognized external bodies. Such certifications include OSHA Voluntary Protection Program, ISO 14001, OHSAS 18001 and the European Union's Eco-Management and Audit Scheme.

- One of Honeywell's overarching goals is to provide challenging, meaningful and rewarding opportunities for the personal and professional growth of all our employees, without regard to gender, race, ethnicity, education, age, thinking style, family status, sexual orientation, religion, culture, physical/mental disability or veteran status.

- Honeywell sponsors a Global Diversity Week each year to "honor and recognize the importance of diversity."

- Honeywell provides its employees and their families with a variety of health and savings benefits, including:
    - programs that facilitate wellness, such as health screenings,
    - educational sessions and life planning tools and resources,
    - a 401(k) plan that was ranked tops among the 100 largest employers in the United States by USA Today,
    - a stock purchase plan for employees outside the United States where savings plans do not exist, and
    - other programs that encourage savings, such as Dollar Stretchers.
- Honeywell offers regular training and education programs for its employees.
- Honeywell fully underwrites National Merit Scholarships awarded to the children of its U.S. employees.
- Honeywell has a Code of Conduct applicable to all of its employees.

GRI Guidelines

In its supporting statement, the Proponent recommends that the Company use the Guidelines when preparing its sustainability report. Honeywell's current public disclosures substantially address the reporting elements set forth in the Guidelines, which fall into five sections. Honeywell addresses the first section, "Vision and Strategy," in Honeywell's Sustainable Opportunity Policy and by its entire sustainability disclosures. The second section, "Profile," calls for information about Honeywell and its structure, operations, and stakeholders, which Honeywell has publicly disclosed on its website, in its 2004 Annual Report and 2005 Proxy Statement, and in its sustainability disclosures. The third section, "Governance Structure and Management Systems," seeks disclosure relating to the Company's governance structure, including its major Board committees, director independence, executive compensation matters, codes of conduct and ways for shareowners to provide recommendations to the Board. Honeywell has provided this disclosure publicly on pages of its website that are accessible through links from the Honeywell Sustainable Opportunity webpage as well as in its 2004 Annual Report and 2005 Proxy Statement. The fourth and fifth sections of the Guidelines do not call for substantive disclosures regarding sustainability; rather, they are mainly technical in nature.

Timing of Sustainability Report

The sustainability report provided on Honeywell's website is updated regularly. The existence today of a sustainability report, which Honeywell intends to keep current, more than substantially implements the Proposal's request that a report be issued by September 1, 2006.

Analysis

Content of the Report

The kind and amount of sustainability disclosures provided on Honeywell's website is at least as comprehensive as the information provided in the sustainability reports of other companies that have been granted no-action relief under Rule 14a-8(i)(10) regarding similar proposals. See, e.g., ConAgra Foods, Inc. (Jun. 20, 2005); Albertson's Inc. (Mar. 23, 2005); Lowe's Companies, Inc. (Mar. 21, 2005). In each of those letters, the companies had issued reports addressing their social, environmental and economic performance. In ConAgra Foods, Inc., the report generally covered the company's activities involving the community, workplace, consumers and shareholders. In Albertson's Inc., the report generally covered the company's values, activities to energize its employees, community involvement, environmental affairs, activities related to consumers and financial and IT information. In Lowe's Companies, Inc., the report generally addressed the company's contributions to community, work with charitable and educational organizations, workplace opportunity initiatives, and commitment to the environment.

Form of the Report

Honeywell's presentation of sustainability information on its website substantially implements the Proposal's request for a report. The disclosures are presented in such close proximity and are so easily accessible that they can be deemed to be delivered in one "envelope." See Securities Act Release No. 7856, "SEC Interpretation: Use of Electronic Media" (Apr. 28, 2000). Even in proposals where information requested to be included in a report was not in close proximity or as easily accessible, the Staff has permitted exclusion under Rule 14a-8(i)(10). See, e.g., Exxon Mobil Corporation (Jan. 24, 2001) (proposal excludable where information was disclosed in a prior year's proxy statement, two third-party websites, a webcast available to all shareholders, and a press release); The Gap, Inc. (Mar. 16, 2001) (proposal excludable where company noted, among other things, that relevant information was on its website).

For the foregoing reasons, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2006 proxy materials under Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2006 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: The City of New York
Office of the Comptroller
Attn: Mr. Patrick Doherty

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 24, 2005

Mr. Thomas F. Larkin
Vice President and Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Dear Mr. Larkin:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Honeywell International, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Honeywell 5-06 gri

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs.It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult the Guidelines for sustainability reporting.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

ALEXANDRA DOLCE
ASSOCIATE GENERAL COUNSEL

TELEPHONE: (212) 669-7689
ADOLCE@COMPTROLLER.NYC.GOV

January 27, 2006

BY EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Honeywell International Inc.
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 22, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by Thomas F. Larkins, Deputy General Counsel of Honeywell International, Inc. ("Honeywell" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2006 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the December 22, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues – companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

> Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

> That shareholders request that the company issue a sustainability report to shareholders ,at reasonable cost, and omitting proprietary information, by September 1, 2006.

II. DISCUSSION

The Company has challenged the Proposal on the grounds that Rule 14a-8(i) (10) has been (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Has Not Been Substantially Implemented

Honeywell argues that under Rule 14a-8 (i) (10) it has "substantially implemented" the Funds' Proposal requesting a sustainability report because it has published and posted, on its website, a Sustainability Report "(Report"). (This web page can be reached by going to www.Honeywell.com/sites/hser/index.html). The "Report" consists of nothing more than several brief web pages of vague aspirations and some descriptions of Honeywell products. . It lacks any hard data and or any analysis that would enable shareholders to assess the Company's efforts and progress in the area of sustainability. While the Proposal does give the Company much flexibility in preparing a sustainability report, a sketchy marketing presentation, with little or no data and analysis, cannot suffice to substantially implement the Proposal.

Honeywell contends that it's Sustainable Opportunity Policy and related statement "Our Values Our Commitment" articulate policies and provide an overview of Honeywell's dedication to protecting the environment. This section does no such thing. This section simply defines environmental stewardship and attempts to convince the reader that Honeywell is an innovative and respected community leader. No quantitative data is provided to enable the reader to assess the merit and effectiveness of these policies.

The section on "Honeywell's Commitment to Health, Safety and the Environment" lists ten generic statements that fail to provide any data or specific in-house policies that validate the Company's assertion to a commitment to health, safety and the environment. Further, while awards, certifications and community initiatives are commendable, they mean nothing if there is no data to analyze, corroborate or measure success.

The section entitled "Honeywell Behaviors" professes that performance of the Company's employees is measured against 12 "Honeywell Behaviors". Only four behaviors are listed and their description is so vague that it is impossible for the reader to arrive at any conclusion on the Company's performance.

Honeywell then makes broad statements in the section entitled "Our Culture" that the Company values diversity. But no facts were provided on workforce composition, composition of management, results or efforts concerning recruitment, training and the promotion of minority candidates and employees. Again, there is no way to assess the Company's performance..

In short, like the cursory website statements in *Terex Corporation* (March 18, 2005) as to which the Staff denied no-action relief under 14a-8(i)(10), Honeywell's Report is vague and incomplete. Its few, short pages lack almost any objective data concerning the Company's performance in the areas of the environment, human rights and corporate responsibility.

That lack of information distinguishes instances where no-action letters were granted, such as *Albertson's Incorporated* (March 10, 2005). In those instances, even though proponents did challenge the objectivity of companies' existing sustainability reports, those much lengthier company reports did at least provide far more substantial and detailed information as to the companies' performance than Honeywell's few scant webpages do here.

In sum, while the Funds' Proposal allows Honeywell to decide how to report on its social and environmental performance, the shareholders, must be given adequate information to assess Company performance in those areas. Honeywell's Report, a cursory marketing effort, provides very little objective data, no historical data and no analysis that enable shareholders to be adequately informed.

Recent Staff decisions under Rule 14a-8(i) (10) on substantial implementation of proposals calling for the preparation of reports other than sustainability reports, confirm that Honeywell has not substantially implemented the proposal. *See e.g., Wendy's International, Inc.* (Feb.8, 2005) (rejecting company argument that posting various statements and guidelines on company website substantially implemented a proposal for report on method of animal slaughter) and *Exxon Mobile Corp.* (March 19, 2004) (rejecting company argument that its 21 page report on global warming substantially implemented a proposal calling for release of all research data relevant to the company's stated position on the science of climate change). There is no substitute for a full report on the subjects a proposal specifies.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Alexandra Dolce

Cc: Thomas .Larkins, Esq.
Deputy General Counsel
Honeywell International, Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

February 2, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Submission Regarding a Shareowner Proposal Submitted by the Office of the Comptroller of New York City

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on December 22, 2005, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by the Office of the Comptroller of New York City, the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated January 27, 2006, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on January 30, 2006.

The Proponent's Response completely ignores the wealth of concrete and specific facts in the Company's sustainability report, which, as outlined in the Company's no-action letter, explain how Honeywell:

- Manages its business, formulates technology and develops products in ways that are sensitive to the environment;

- Undertakes social sustainability activities that encourage long-lasting social well-being in the international communities where it operates;

- Strives to create and maintain diverse, healthy and ethical workplaces; and

- Interacts with different stakeholders, including clients, suppliers, employees.

In fact, by undertaking such activities and providing detailed disclosure about them in its sustainability report, Honeywell has demonstrated how it is achieving the goal articulated by the Dow Jones Sustainability Group that is highlighted in the Proponent's Response.

In addition, the Proponent's Response misleadingly compares the Company's sustainability report to the one that was the subject of the no-action letter in Terex Corporation (Mar. 18, 2005). The report at issue in that letter is clearly distinguishable from the Company's sustainability report. In Terex Corporation, the company argued that its website disclosures substantially implemented a proposal that the company "disclose its social, environmental and economic performance . . . by issuing annual sustainability reports." But, Terex's website disclosures were apparently limited to just a single webpage that briefly discussed the company's views regarding corporate citizenship and governance, and contained only a few general statements about the environment, product safety, equal employment and community concerns. The Company's sustainability report, on the other hand, contains an extensive amount of concrete and specific facts about its sustainability initiatives, including those relating to environmental and social sustainability, product responsibility, diversity and creating and maintaining a safe, diverse, healthy, and ethical workplace, as well as Honeywell's partnerships, contributions or awards relating to those activities.

In effect, the Proponent's Response represents an attempt by the Proponent to rewrite the Proposal to conform to what the Proponent believes a sustainability report should say, in the process calling for the first time for extensive quantitative data and analysis. As the Proponent's Response repeatedly acknowledges, however, the Proposal, as originally submitted by the Proponent, specifically allowed Honeywell to define those areas included within its own concept of "sustainability" and to decide how to report on its performance in those areas. Within such "flexibility," the Proposal merely "recommended" that the Company use the GRI Guidelines, which, according to the Proposal, "provide guidance on report content, including performance in six [enumerated] categories."

Now, for the first time, the Proponent's Response seeks to rewrite the Proposal to remove that "flexibility." In particular, the Proponent's Response repeatedly claims that the Company's sustainability report focuses merely on Honeywell's policies, and that it does not provide sufficient quantitative data and analysis to meet the Proponent's view of an adequate sustainability report.

Yet, the Proposal itself nowhere includes a recommendation – let alone a requirement – that the Company's sustainability report include any "quantitative data" or "analysis," however defined. Rather, the Proposal explicitly states that "[i]nvestors increasingly seek disclosure of companies' social and environmental practices," and that the Company's report "should include the Company's definition of sustainability, as well as a company-wide review of company policies and practices related to long term social and environmental sustainability." (Emphasis added.)

Honeywell's sustainability report provides extensive concrete and specific facts about the Company's sustainability policies and practices and provides examples of specific Honeywell activities implementing those policies and practices. As with all sustainability reports, it is up to the reader to assess for himself or herself whether the standards set forth in these policies and practices have been met to the degree that the company believes they have.

In sum, the Proponent's new request for quantitative data and analysis is not a mere clarification of the Proposal. Instead, it amounts to an impermissible rewrite crafted solely to defeat the Company's no-action request.

Finally, the final sentence of the penultimate paragraph on page 3 of the Proponent's Response shows that the Proponent misconstrues the applicable standard for the exclusion of a shareowner proposal under Rule 14a-8(i)(10). The Staff has made it clear that a proposal need not be fully effected or, as the Proponent puts it in this case, that the Company provide "a full report on the subjects a proposal specifies," in order for the Proposal to be excludable. A careful, fact-specific analysis of what the Proposal requests and what actions the Company has taken and reported on in the areas of sustainability mentioned in the Proposal, clearly shows that the Company has substantially implemented the Proposal, which is what is required for the Proposal to be excluded under Rule 14a-8(i)(10).

* * *

For the foregoing reasons, Honeywell reiterates its request that the Staff confirm that it may omit the Proposal from its 2006 proxy materials under Rule 14a-8(i)(10).

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: The City of New York
Office of Comptroller
Attn: Mr. Patrick Doherty

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RICHARD SIMON
DEPUTY GENERAL COUNSEL

TELEPHONE: (212) 669-7775
RSIMON@COMPTROLLER.NYC.GOV

February 3, 2006

RECEIVED
2006 FEB -7 PM 12:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY E-MAIL and EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Honeywell International, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the faxed letter of February 2, 2006, in which counsel for Honeywell International, Inc. made further arguments in support of its December 22, 2005 request for a no-action letter as to the Funds' shareholder proposal requesting a sustainability report (the "Proposal"). A review of Honeywell's letters and of Rule 14a-8 still shows no reason why that relief should be granted.

The Funds' original letter to the Division, dated January 27, 2006*, had shown in detail how Honeywell's few scant webpages mentioning its policies and describing some products could not be deemed, under Rule 14a-8 (i) (10), to have "substantially implemented" the Funds' Proposal. In response, the Company's February 2 letter argues primarily that because one sentence of the Proposal's Supporting Statement requested disclosure of the Company's policies on sustainability, the Company's "report" need not contain data on its sustainability performance.

* The Funds' January 27 letter was signed by Alexandra Dolce, who is absent due to illness. In the interest of time, this writer is replying to Honeywell's response, and has conducted an independent review of the facts and law relevant to this letter.

That argument cannot withstand scrutiny. First, the same Supporting Statement upon which the Company relies also describes six categories of performance that are recommended for inclusion in a sustainability report. Second, a look at the Honeywell website, http://www.honeywell.com/sites/hser/overview.html, shows the minimal amount of information that is presented even on Company policies and practices, let alone how they are put into effect. Third, a look at instances where the Division Staff has issued no action advice under Rule 14a-8(i)(10) shows that those companies' sustainability reports contained detailed information on sustainability performance, even if proponents (such as the Funds) criticized the lack of critical analysis or of more objective data. *See, e.g., Raytheon Co.* (Jan. 25, 2006). In contrast, Honeywell's few webpages on aspirations, handful of examples, and descriptions of some products, do not measure up.

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief under Rule 14a-8(i)(10) be denied.

Thank you for your consideration.

Sincerely,

Richard Simon

Cc: Thomas F. Larkins, Esq.
Deputy General Counsel
Honeywell International, Inc.
101 Columbia Road
Morristown, NJ 07962-2245

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board issue a sustainability report to shareholders.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser